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EXHIBIT 99.1

ASSURED GUARANTY CORP.

INDEX

Assured Guaranty Corp.
Consolidated Balance Sheets
(in thousands of U.S. dollars, except per share and share amounts)
(Unaudited)

	September 30, 2007	December 31, 2006
Assets
Fixed maturity securities, at fair value (amortized cost: $1,228,837 in 2007 and $1,159,822 in 2006)	$1,260,675	$1,202,417
Short-term investments, at cost which approximates fair value	39,736	47,279

Total investments	1,300,411	1,249,696
Cash and cash equivalents	20,845	1,458
Accrued investment income	16,776	15,100
Deferred acquisition costs	74,409	70,307
Prepaid reinsurance premiums	100,865	73,875
Reinsurance recoverable on ceded losses	10,959	8,826
Premiums receivable	38,343	29,705
Goodwill	85,417	85,417
Unrealized gains on derivative financial instruments	17,602	38,781
Deferred tax asset	23,268	—
Receivables for securities sold	5,025	190
Other assets	12,622	14,200

Total assets	$1,706,542	$1,587,555

Liabilities and shareholder's equity
Liabilities
Unearned premium reserves	$333,949	$266,800
Reserves for losses and loss adjustment expenses	55,531	65,388
Profit commissions payable	3,193	3,683
Reinsurance balances payable	25,299	25,668
Deferred income taxes	—	40,201
Current income taxes payable	16,462	13,203
Funds held by Company under reinsurance contracts	5,315	5,537
Unrealized losses on derivative financial instruments	168,620	5,862
Liability for tax-basis step-up adjustment	10,080	14,990
Payables for securities purchased	4,948	—
Other liabilities	32,043	28,895

Total liabilities	655,440	470,227

Commitments and contingencies
Shareholder's equity
Preferred stock ($1,000 liquidation preference, 200,004 shares authorized; none issued and outstanding in 2007 and 2006)	—	—
Common stock ($720.00 par value, 500,000 shares authorized; 20,834 shares issued and outstanding in 2007 and 2006)	15,000	15,000
Additional paid-in capital	380,318	380,176
Retained earnings	632,776	692,760
Accumulated other comprehensive income	23,008	29,392

Total shareholder's equity	1,051,102	1,117,328

Total liabilities and shareholder's equity	$1,706,542	$1,587,555

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Operations and Comprehensive Income
(in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Revenues
Gross written premiums	$63,517	$43,615	$174,962	$143,199
Ceded premiums	(28,075)	(12,040)	(56,737)	(43,945)

Net written premiums	35,442	31,575	118,225	99,254
Increase in net unearned premium reserves	(10,003)	(6,764)	(39,870)	(24,964)

Net earned premiums	25,439	24,811	78,355	74,290
Net investment income	15,675	14,301	46,464	40,553
Net realized investment gains (losses)	172	209	(498)	(1,153)
Unrealized (losses) gains on derivative financial instruments	(165,688)	(2,468)	(183,937)	2,387
Other income	369	—	369	—

Total revenues	(124,033)	36,853	(59,247)	116,077

Expenses
Loss and loss adjustment expenses	2,196	68	(20,269)	5,466
Profit commission expense	—	37	(401)	(410)
Acquisition costs	2,477	4,339	8,880	14,000
Other operating expenses	11,724	9,089	34,761	28,161
Interest expense	—	—	111	—
Other expense	620	611	1,872	1,917

Total expenses	17,017	14,144	24,954	49,134

(Loss) income before (benefit) provision for income taxes	(141,050)	22,709	(84,201)	66,943
(Benefit) provision for income taxes
Current	8,069	97	21,027	5,200
Deferred	(60,396)	5,022	(59,859)	9,888

Total (benefit) provision for income taxes	(52,327)	5,119	(38,832)	15,088

Net (loss) income	(88,723)	17,590	(45,369)	51,855

Other comprehensive income (loss), net of taxes
Unrealized holding gains (losses) on fixed maturity securities arising during the year	8,154	14,403	(7,239)	(1,234)
Reclassification adjustment for realized (gains) losses included in net income	(112)	(136)	324	749

Change in net unrealized gains on fixed maturity securities	8,042	14,267	(6,915)	(485)
Change in cumulative translation adjustment	182	779	531	1,720

Other comprehensive income (loss), net of taxes	8,224	15,046	(6,384)	1,235

Comprehensive (loss) income	$(80,499)	$32,636	$(51,753)	$53,090

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Shareholder's Equity
For Nine Months Ended September 30, 2007
(in thousands of U.S. dollars)
(Unaudited)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder's Equity
Balance, December 31, 2006	$—	$15,000	$380,176	$692,760	$29,392	$1,117,328
Cumulative effect of FIN 48 adoption	—	—	—	(2,490)	—	(2,490)
Net loss	—	—	—	(45,369)	—	(45,369)
Dividends	—	—	—	(12,125)	—	(12,125)
Tax benefit for stock options exercised	—	—	142	—	—	142
Change in cumulative translation adjustment	—	—	—	—	531	531
Unrealized loss on fixed maturity securities, net of tax of $(3,842)	—	—	—	—	(6,915)	(6,915)

Balance, September 30, 2007	$—	$15,000	$380,318	$632,776	$23,008	$1,051,102

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(Unaudited)

	Nine Months Ended September 30,
	2007	2006
Operating activities
Net (loss) income	$(45,369)	$51,855
Adjustments to reconcile net (loss) income to net cash flows provided by operating activities:
Non-cash operating expenses	9,426	7,086
Net amortization of premium on fixed maturity securities	1,216	2,287
(Benefit) provision for deferred income taxes	(59,859)	9,888
Net realized investment losses	498	1,153
Change in unrealized losses (gains) on derivative financial instruments	183,937	(2,387)
Change in deferred acquisition costs	(4,102)	1,309
Change in accrued investment income	(1,676)	(794)
Change in premiums receivable	(8,638)	(1,689)
Change in prepaid reinsurance premiums	(26,990)	(29,065)
Change in unearned premium reserves	67,149	54,122
Change in reserves for losses and loss adjustment expenses, net	(8,229)	8,924
Change in profit commissions payable	(490)	(522)
Change in funds held by Company under reinsurance contracts	(222)	1,414
Change in current income taxes	3,259	(2,115)
Change in liability for tax basis step-up adjustment	(4,910)	(39)
Other	(12,351)	12,046

Net cash flows provided by operating activities	92,649	113,473

Investing activities
Fixed maturity securities:
Purchases	(301,668)	(384,997)
Sales	226,162	319,062
Maturities	6,180	6,864
Sales (purchases) of short-term investments, net	7,691	(44,514)

Net cash flows used in investing activities	(61,635)	(103,585)

Financing activities
Dividends paid	(12,125)	—
Tax benefit for stock options exercised	142	147

Net cash flows (used in) provided by investing activities	(11,983)	147
Effect of exchange rate changes	356	468

Increase in cash and cash equivalents	19,387	10,503
Cash and cash equivalents at beginning of period	1,458	951

Cash and cash equivalents at end of period	$20,845	$11,454

Supplementary cash flow information
Cash paid during the period for:
Income taxes	$17,624	$4,467
Interest	$111	$—

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.

Notes to Consolidated Financial Statements

September 30, 2007
(Unaudited)

1. Business and Organization

        Assured Guaranty Corp. (the "Company") is a Maryland domiciled company, which commenced operations in January 1988 and provides insurance and reinsurance of investment grade financial guaranty exposures, including municipal and non-municipal reinsurance and credit default swap transactions. The Company's ultimate parent is Assured Guaranty Ltd., a Bermuda-based insurance holding company, which is publicly traded on the New York Stock Exchange.

        The Company has financial strength ratings of AAA, AAA and Aaa as of September 30, 2007 from Standard & Poor's Inc., a Division of The McGraw-Hill Companies, Inc., Fitch Ratings, and Moody's Investors Service, respectively, and is licensed in 52 jurisdictions. The Company owns 100% of Assured Guaranty (UK) Ltd. ("AG (UK)"), a company organized under the laws of the United Kingdom.

        Financial guaranty insurance provides an unconditional and irrevocable guaranty that protects the holder of a financial obligation against non-payment of principal and interest when due. Financial guaranty insurance may be issued to the holders of the insured obligations at the time of issuance of those obligations, or may be issued in the secondary market to holders of public bonds and structured securities. A loss event occurs upon existing or anticipated credit deterioration, while a payment under a policy occurs when the insured obligation defaults. This requires the Company to pay the required principal and interest when due in accordance with the underlying contract. The principal types of obligations covered by the Company's financial guaranty direct and financial guaranty assumed reinsurance businesses are structured finance obligations and public finance obligations. Because both businesses involve similar risks, the Company analyzes and monitors its financial guaranty direct portfolio and financial guaranty assumed reinsurance portfolio on a unified process and procedure basis.

        The Company's financial results include three principal business segments: financial guaranty direct, financial guaranty reinsurance and other. These segments are further discussed in Note 10.

2. Basis of Presentation

        The unaudited interim consolidated financial statements, which include the accounts of the Company, have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and, in the opinion of management, reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the Company's financial condition, results of operations and cash flows for the periods presented. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These unaudited interim consolidated financial statements cover the three-month period ended September 30, 2007 ("Third Quarter 2007"), the three-month period ended September 30, 2006 ("Third Quarter 2006"), the nine-month period ended September 30, 2007 ("Nine Months 2007") and the nine-month period ended September 30, 2006 ("Nine Months 2006"). Operating results for the three- and nine-month periods ended September 30, 2007 are not necessarily indicative of the results that may be expected for a full year. Certain items in the prior year unaudited interim consolidated financial statements have been reclassified to conform with the current period presentation. These unaudited interim consolidated financial statements should be read in conjunction with the financial statements included in the audited consolidated financial statements of Assured Guaranty Ltd. ("Assured Guaranty") as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006 which was filed with the Securities and Exchange Commission as Exhibit 99.1.

        The Company is subject to U.S. income tax. The provision for income taxes is calculated in accordance with Statement of Financial Accounting Standards ("FAS") FAS No. 109, "Accounting for Income Taxes". The Company's provision for income taxes for interim financial periods is not based on an estimated annual effective rate due to the variability in changes in fair value of its derivative financial instruments, which prevents the Company from projecting a reliable estimated annual effective tax rate and pre-tax income for the full year of 2007.     A discrete calculation of the provision is calculated for each interim period.

3. Recent Accounting Pronouncements

        In September 2006, the Financial Accounting Standards Board ("FASB") issued FAS No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 applies to other accounting pronouncements that require or permit fair value measurements, since the FASB had previously concluded in those accounting pronouncements that fair value is the relevant measure. Accordingly, FAS 157 does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company plans to adopt FAS 157 at the beginning of 2008. The Company is currently evaluating the impact, if any, that FAS 157 will have on its results of operations or financial position.

        In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Liabilities" ("FAS 159"). FAS 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain nonfinancial instruments that are similar to financial instruments) at fair value (the "fair value option"). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, FAS 159 specifies that all subsequent changes in fair value for that instrument shall be reported in unrealized (losses) gains on derivative financial instruments in the Statement of Operations and Comprehensive Income. FAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Earlier adoption of FAS 159 is permitted, but we do not intend to early adopt. The Company is currently evaluating the impact, if any, that FAS 159 will have on its results of operations or financial position.

        In April 2007, the FASB Staff issued FASB Staff Position No. FIN 39-1, "Amendment of FASB Interpretation No. 39" ("FSP FIN 39-1"), which permits companies to offset cash collateral receivables or payables with net derivative positions under certain circumstances. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. FSP FIN 39-1 will not affect our results of operations or financial position, though it may affect the balance sheet classification of certain assets and liabilities.

4. Analysis of Premiums Written, Premiums Earned and Loss and Loss Adjustment Expenses

        In order to limit its exposure on assumed risks, the Company at the time of the initial public offering ("IPO") entered into certain proportional and non-proportional retrocessional agreements with other insurance companies, primarily subsidiaries of ACE Limited ("ACE"), the Company's former parent, to cede a portion of the risk underwritten by the Company, prior to the IPO. In addition, the Company enters into reinsurance agreements with non-affiliated companies to limit its exposure to risk on an on-going basis.

        In the event that any or all of the reinsurers are unable to meet their obligations, the Company would be liable for such defaulted amounts. Direct, assumed, and ceded amounts were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
	(in thousands of U.S. dollars)
Premiums Written
Direct	$61,023	$37,987	$165,644	$126,604
Assumed	2,494	5,628	9,318	16,595
Ceded	(28,075)	(12,040)	(56,737)	(43,945)

Net	$35,442	$31,575	$118,225	$99,254

Premiums Earned
Direct	$29,134	$17,948	$80,240	$50,316
Assumed	7,951	11,918	27,862	39,114
Ceded	(11,646)	(5,055)	(29,747)	(15,140)

Net	$25,439	$24,811	$78,355	$74,290

Loss and Loss Adjustment Expenses
Direct	$5,983	$(612)	$7,633	$(2,713)
Assumed	(1,496)	812	(25,298)	7,791
Ceded	(2,291)	(132)	(2,604)	388

Net	$2,196	$68	$(20,269)	$5,466

        Reinsurance recoverable on ceded losses and loss and loss adjustment expenses was $11.0 million and $8.8 million as of September 30, 2007 and December 31, 2006, respectively.

5. Commitments and Contingencies

        Lawsuits arise in the ordinary course of the Company's business. It is the opinion of the Company's management, based upon the information available, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the Company's financial position, results of operations or liquidity, although an adverse resolution of a number of these items could have a material adverse effect on the Company's results of operations or liquidity in a particular quarter or fiscal year.

        In the ordinary course of their respective businesses, certain of the Company's subsidiaries assert claims in legal proceedings against third parties to recover losses paid in prior periods. The amounts, if any, the Company will recover in these proceedings are uncertain, although recoveries in any one or more of these proceedings during any quarter or fiscal year could be material to the Company's results of operations in that particular quarter or fiscal year.

        The Company is party to reinsurance agreements with all of the major monoline primary financial guaranty insurance companies. The Company's facultative and treaty agreements are generally subject to termination (i) upon written notice (ranging from 90 to 120 days) prior to the specified deadline for renewal, (ii) at the option of the primary insurer if the Company fails to maintain certain financial, regulatory and rating agency criteria which are equivalent to or more stringent than those the Company is otherwise required to maintain for its own compliance with state mandated insurance laws and to maintain a specified financial strength rating for the particular insurance subsidiary or (iii) upon certain changes of control of the Company. Upon termination under the conditions set forth in (ii) and (iii) above, the Company may be required (under some of its reinsurance agreements) to return to the primary insurer all statutory unearned premiums, less ceding commissions, attributable to reinsurance ceded pursuant to such agreements after which the Company would be released from liability with respect to the ceded business. Upon the occurrence of the conditions set forth in (ii) above, whether or not an agreement is terminated, the Company may be required to obtain a letter of credit or alternative form of security to collateralize its obligation to perform under such agreement or it may be obligated to increase the level of ceding commission paid.

6. Credit Facilities

$300.0 million Credit Facility

        On November 6, 2006, Assured Guaranty Ltd. and certain of its subsidiaries entered into a $300.0 million five-year unsecured revolving credit facility (the "$300.0 million credit facility") with a syndicate of banks. Under the $300.0 million credit facility, each of the Company, AG (UK), Assured Guaranty Re Ltd. ("AG Re"), Assured Guaranty Re Overseas Ltd. ("AGRO") and Assured Guaranty Ltd. are entitled to request the banks to make loans to such borrower or to request that letters of credit be issued for the account of such borrower.

        Of the $300.0 million available to be borrowed, no more than $100.0 million may be borrowed by Assured Guaranty Ltd., AG Re or AGRO, individually or in the aggregate, and no more than $20.0 million may be borrowed by AG (UK). The stated amount of all outstanding letters of credit and the amount of all unpaid drawings in respect of all letters of credit cannot, in the aggregate, exceed $100.0 million.

        The $300.0 million credit facility also provides that Assured Guaranty Ltd. may request that the commitment of the banks be increased an additional $100.0 million up to a maximum aggregate amount of $400.0 million. Any such incremental commitment increase is subject to certain conditions provided in the agreement and must be for at least $25.0 million.

        The proceeds of the loans and letters of credit are to be used for the working capital and other general corporate purposes of the borrowers and to support reinsurance transactions.

        At the closing of the $300.0 million credit facility, (i) the Company guaranteed the obligations of AG (UK) under such facility, (ii) Assured Guaranty Ltd. guaranteed the obligations of AG Re and AGRO under such facility and agreed that, if the Company Consolidated Assets (as defined in the related credit agreement) of the Company and its subsidiaries were to fall below $1.2 billion, it would, within 15 days, guarantee the obligations of the Company and AG (UK) under such facility and (iii) Assured Guaranty Overseas US Holdings Inc., guaranteed the obligations of Assured Guaranty Ltd., AG Re and AGRO under such facility and (iv) Each of AG Re and AGRO guarantees the other as well as Assured Guaranty Ltd.

        The $300.0 million credit facility's financial covenants require that Assured Guaranty Ltd. (a) maintain a minimum net worth of seventy-five percent (75%) of the Consolidated Net Worth of Assured Guaranty Ltd. as of the most recent fiscal quarter of Assured Guaranty Ltd. prior to November 6, 2006 and (b) maintain a maximum debt-to-capital ratio of 30%. In addition, the $300.0 million credit facility requires that the Company maintain qualified statutory capital of at least 75% of its statutory capital as of the fiscal quarter prior to November 6, 2006. Furthermore, the $300.0 million credit facility contains restrictions on Assured Guaranty Ltd. and its subsidiaries, including, among other things, in respect of their ability to incur debt, permit liens, become liable in respect of guaranties, make loans or investments, pay dividends or make distributions, dissolve or become party to a merger, consolidation or acquisition, dispose of assets or enter into affiliate transactions. Most of these restrictions are subject to certain minimum thresholds and exceptions. The $300.0 million credit facility has customary events of default, including (subject to certain materiality thresholds and grace periods) payment default, failure to comply with covenants, material inaccuracy of representation or warranty, bankruptcy or insolvency proceedings, change of control and cross-default to other debt agreements. A default by one borrower will give rise to a right of the lenders to terminate the facility and accelerate all amounts then outstanding. As of September 30, 2007 and December 31, 2006, Assured Guaranty was in compliance with all of those financial covenants.

        As of September 30, 2007 and December 31, 2006, no amounts were outstanding under this facility nor have there been any borrowings under this facility.

        Letters of Credit for a total aggregate stated amount of approximately $18.4 million and $19.6 million, remain outstanding as of September 30, 2007 and December 31, 2006, respectively.

Non-Recourse Credit Facility

        The Company was party to a non-recourse credit facility with a syndicate of banks which provided up to $175.0 million specifically designed to provide rating agency-qualified capital to further support the Company's claims paying resources. As of December 31, 2006, no amounts were outstanding under this facility nor have there been any borrowings under the life of this facility.

        The Company's failure to comply with certain covenants under the Company's credit facilities could, subject to grace periods in the case of certain covenants, have resulted in an event of default. This could have required the Company to repay any outstanding borrowings in an accelerated manner.

        This credit facility was terminated on July 31, 2007.

Committed Capital Securities

        On April 8, 2005, the Company entered into four separate agreements with four different unaffiliated custodial trusts pursuant to which the Company may, at its option, cause each of the custodial trusts to purchase up to $50.0 million of perpetual preferred stock of the Company. The custodial trusts were created as a vehicle for providing capital support to the Company by allowing the Company to obtain immediate access to new capital at its sole discretion at any time through the exercise of the put option. If the put options were exercised, the Company would receive $200.0 million in return for the issuance of its own perpetual preferred stock, the proceeds of which may be used for any purpose including the payment of claims. The put options have not been exercised through September 30, 2007. Initially, all of the CCS Securities were issued to a special purpose pass-through trust (the "Pass-Through Trust"). The Pass-Through Trust is a statutory trust organized under the Delaware Statutory Trust Act formed for the purposes of (i) issuing $200,000,000 of Pass-Through Trust Securities to qualified institutional buyers within the meaning of Rule 144A under the Securities Act of 1933, as amended, (ii) investing the proceeds from the sale of the Pass-Through Trust Securities in, and holding, the CCS Securities issued by the Custodial Trusts and (iii) entering into related agreements. Neither the Pass-Through Trust nor the Custodial Trusts are consolidated in the Company's financial statements.

        During both Third Quarter 2007 and Third Quarter 2006, and Nine Months 2007 and Nine Months 2006, the Company incurred $0.6 million and $1.9 million, respectively, of put option premiums which are an on-going expense. These expenses are presented in the Company's unaudited interim consolidated statements of operations and comprehensive income under other expense.

7. Share-Based Compensation

        The employees of the Company participate in Assured Guaranty Ltd.'s share-based compensation plans. Share-based compensation expense in Third Quarter 2007 and Third Quarter 2006 was $1.9 million ($1.2 million after tax) and $1.4 million ($0.9 million after tax), respectively. Share-based compensation expense in Nine Months 2007 and Nine Months 2006 was $6.4 million ($4.2 million after tax) and $4.4 million ($2.9 million after tax), respectively. Third Quarter 2007 and Nine Months 2007 expense included $0.4 million and $2.0 million, respectively, for stock award grants to retirement-eligible employees. Third Quarter 2006 and Nine Months 2006 expense included $0.2 million and $0.8 million, respectively, for stock award grants to retirement-eligible employees.

8. Liability For Tax Basis Step-Up Adjustment

  Adoption of FIN 48

        Assured Guaranty Corp. ("AGC") and its U.K. subsidiary are subject to income taxes imposed by U.S. and U.K. authorities and file applicable tax returns.

        The Internal Revenue Service ("IRS") has completed audits of AGC's federal tax returns for taxable years through 2001. The IRS is currently reviewing tax years 2002 through the date of the IPO. The Company is indemnified by ACE for any potential tax liability associated with the tax examination as it relates to years prior to the IPO.

        The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" ("FIN 48"), on January 1, 2007. As a result of the adoption of FIN 48, the Company recorded a liability for unrecognized tax benefits and reduced retained earnings by $2.5 million. The total liability for unrecognized tax benefits as of January 1, 2007 was $2.5 million. This entire amount, if recognized, would affect the effective tax rate.

        The Company's policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. As of the date of adoption, the Company has accrued $0.9 million in interest and penalties.

  Liability For Tax Basis Step-Up Adjustment

        In connection with the IPO, the Company and ACE Financial Services Inc. ("AFS"), a subsidiary of ACE, entered into a tax allocation agreement, whereby the Company and AFS made a "Section 338 (h)(10)" election that has the effect of increasing the tax basis of certain affected subsidiaries' tangible and intangible assets to fair value. Future tax benefits that the Company derives from the election will be payable to AFS when realized by the Company.

        As a result of the election, the Company has adjusted its net deferred tax liability, to reflect the new tax basis of the Company's affected assets. The additional basis is expected to result in increased future income tax deductions and, accordingly, may reduce income taxes otherwise payable by the Company. Any tax benefit realized by the Company will be paid to AFS. Such tax benefits will generally be calculated by comparing the Company's actual taxes to the taxes that would have been owed had the increase in basis not occurred. After a 15 year period, to the extent there remains an unrealized tax benefit, the Company and AFS will negotiate a settlement of the unrealized benefit based on the expected realization at that time.

        The Company initially recorded a $49.0 million reduction of its existing deferred tax liability, based on an estimate of the ultimate resolution of the Section 338(h)(10) election. Under the tax allocation agreement, the Company estimated that, as of the IPO date, it was obligated to pay $20.9 million to AFS and accordingly established this amount as a liability. The initial difference, which is attributable to the change in the tax basis of certain liabilities for which there is no associated step-up in the tax basis of its assets and no amounts due to AFS, resulted in an increase to additional paid-in capital of $28.1 million. The Company has paid ACE and correspondingly reduced its liability by $4.9 million and $39 thousand in Nine Months 2007 and Nine Months 2006, respectively.

9. Variable Interest Entities and Special Purpose Entities

        The Company provides financial guarantees in respect of debt obligations of special purpose entities, including variable interest entities ("VIE's"). The Company's variable interest exists through this financial guaranty insurance or credit derivative contract. The transaction structure generally provides certain financial protections to the Company. This financial protection can take several forms, the most common are over-collateralization, first loss protection (or subordination) and excess spread. In the case of over-collateralization (i.e. the principal amount of the securitized assets exceeds the principal amount of the structured finance obligations guaranteed by the Company), the structure allows defaults of the securitized assets before a default is experienced on the structured finance obligation guaranteed by the Company. In the case of first loss, the financial guaranty insurance policy only covers a senior layer of losses of multiple obligations issued by special purpose entities, including VIE's. The first loss exposure with respect to the assets is either retained by the seller or sold off in the form of equity or mezzanine debt to other investors. In the case of excess spread, the financial assets contributed to special purpose entities, including VIE's, generate interest cash flows that are in excess of the interest payments on the debt issued by the special purpose entity. Such excess spread is typically distributed through the transaction's cash flow waterfall and may be used to create additional credit enhancement, applied to redeem debt issued by the special purpose entity (thereby creating additional over-collateralization), or distributed to equity or other investors in the transaction.

        There are two different accounting frameworks applicable to special purpose entities ("SPE"); the qualifying SPE ("QSPE") framework under FAS 140; and the VIE framework under Financial Interpretation ("FIN") 46R "Consolidation of Variable Interest Entities". The applicable framework depends on the nature of the entity and the Company's relation to that entity. The QSPE framework is applicable when an entity transfers (sells) financial assets to a SPE meeting certain criteria as defined in FAS 140. These criteria are designed to ensure that the activities of the entity are essentially predetermined in their entirety at the inception of the vehicle; decision making is limited and restricted to certain events, and that the transferor of the financial assets cannot exercise control over the entity and the assets therein. Entities meeting these criteria are not consolidated by the transferor or other counterparty, as long as the entity does not have the unilateral ability to liquidate or to cause it to no longer meet the QSPE criteria. SPE's meeting all of FAS 140's criteria for a QSPE are not within the scope of FIN 46 and as such, need not be assessed for consolidation. When the SPE does not meet the QSPE criteria, consolidation is assessed pursuant to FIN 46R. Under FIN 46R, a VIE is defined as an entity that is not assessed for consolidation by determining which party maintains a controlling financial interest. A VIE (i) lacks enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties, (ii) its equity owners lack the right to make significant decisions affecting the entity's operations, and (iii) its equity owners do not have an obligation to absorb or the right to receive the entity's losses or returns. FIN 46R requires a variable interest holder (e.g., an investor in the entity or a financial guarantor) to consolidate that VIE if that holder will absorb a majority of the expected losses of the VIE, receive a majority of the residual returns of the VIE, or both. The Company determines whether it is the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE that includes, among other factors, its capital structure, contractual terms, which variable interests create or absorb variability, related party relationships and the design of the VIE. When qualitative analysis is not conclusive the Company performs a quantitative analysis. To date the results of the qualitative and quantitative analyses have indicated that the Company does not have a majority of the variability and as a result these VIE's are not consolidated in the Company's financial statements.

Qualifying Special Purpose Entities:

        During the third quarter of 2006, the Company issued a financial guaranty on financial assets that were transferred into a special purpose entity for which the business purpose of that entity was to provide a financial guarantee client with funding for their debt obligation. This entity met the characteristics of a QSPE in accordance with FAS 140. QSPEs are not subject to the requirements of FIN 46R and accordingly are not consolidated in the Company's financial statements. QSPEs are legal entities that are demonstrably distinct from the Company, and neither the Company, nor its affiliates or its agents can unilaterally dissolve the QSPE. The QSPE's permitted activities are contractually limited to purchasing assets, issuing notes to fund such purchases, and related administrative services. Pursuant to the terms of the Company's insurance policy, insurance premiums are paid to the Company by the

QSPE and are earned in a manner consistent with other insurance policies, over the risk period. Any losses incurred would be included in the Company's consolidated statements of operations.

        There were no such transactions during Nine Months 2007.

10. Segment Reporting

        The Company has three principal business segments: (1) financial guaranty direct, which includes transactions whereby the Company provides an unconditional and irrevocable guaranty that indemnifies the holder of a financial obligation against non-payment of principal and interest when due, and could take the form of a credit derivative; (2) financial guaranty reinsurance, which includes agreements whereby the Company is a reinsurer and agrees to indemnify a primary insurance company against part or all of the loss which the latter may sustain under a policy it has issued; and (3) other, which includes lines of business in which the Company is no longer active.

        The Company does not segregate assets and liabilities at a segment level since management reviews and controls these assets and liabilities on a consolidated basis. The Company allocates operating expenses to each segment based on a comprehensive cost study. During 2006, the Company implemented a new operating expense allocation methodology to more closely allocate expenses to the individual operating segments. This new methodology was based on a comprehensive study and is based on departmental time estimates and headcount. Management uses underwriting gains and losses as the primary measure of each segment's financial performance.

        The following tables summarize the components of underwriting gain for each reporting segment:

	Three Months Ended September 30, 2007
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$60.1	$3.3	$0.1	$63.5
Net written premiums	33.0	2.5	—	35.4
Net earned premiums	20.6	4.8	—	25.4
Loss and loss adjustment expenses	3.3	(1.1)	—	2.2
Profit commission expense	—	—	—	—
Acquisition costs	0.3	2.1	—	2.5
Other operating expenses	10.6	1.1	—	11.7

Underwriting gain	$6.3	$2.7	$—	$9.0

	Three Months Ended September 30, 2006
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$38.9	$4.5	$0.2	$43.6
Net written premiums	27.1	4.5	—	31.6
Net earned premiums	14.5	10.3	—	24.8
Loss and loss adjustment expenses	(1.0)	1.1	—	0.1
Profit commission expense	—	—	—	—
Acquisition costs	1.2	3.1	—	4.3
Other operating expenses	7.6	1.5	—	9.1

Underwriting gain	$6.7	$4.7	$—	$11.4

	Nine Months Ended September 30, 2007
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$165.6	$9.0	$0.3	$175.0
Net written premiums	110.5	7.7	—	118.2
Net earned premiums	55.9	22.4	—	78.4
Loss and loss adjustment expenses	4.5	(24.8)	—	(20.3)
Profit commission expense	—	(0.4)	—	(0.4)
Acquisition costs	0.4	8.4	—	8.9
Other operating expenses	31.4	3.3	—	34.8

Underwriting gain	$19.6	$35.9	$—	$55.5

	Nine Months Ended September 30, 2006
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$129.9	$12.7	$0.6	$143.2
Net written premiums	87.1	12.2	—	99.3
Net earned premiums	42.2	32.1	—	74.3
Loss and loss adjustment expenses	(1.5)	7.0	—	5.5
Profit commission expense	—	(0.4)	—	(0.4)
Acquisition costs	3.5	10.5	—	14.0
Other operating expenses	25.0	3.2	—	28.2

Underwriting gain	$15.3	$11.8	$—	$27.1

        The following is a reconciliation of total underwriting gain to (loss) income before provision for income taxes for the periods ended:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
	(in millions of U.S. dollars)
Total underwriting gain	$9.0	$11.4	$55.5	$27.1
Net investment income	15.7	14.3	46.5	40.6
Net realized investment gains (losses)	0.2	0.2	(0.5)	(1.2)
Unrealized (losses) gains on derivative financial instruments	(165.7)	(2.5)	(183.9)	2.4
Other income	0.4	—	0.4	—
Interest expense	—	—	(0.1)	—
Other expense	(0.6)	(0.6)	(1.9)	(1.9)

(Loss) income before provision for income taxes	$(141.1)	$22.7	$(84.2)	$66.9

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  EXHIBIT 99.1
ASSURED GUARANTY CORP. INDEX
Assured Guaranty Corp. Consolidated Balance Sheets (in thousands of U.S. dollars, except per share and share amounts) (Unaudited)
Assured Guaranty Corp. Consolidated Statements of Operations and Comprehensive Income (in thousands of U.S. dollars) (Unaudited)
Assured Guaranty Corp. Consolidated Statements of Shareholder's Equity For Nine Months Ended September 30, 2007 (in thousands of U.S. dollars) (Unaudited)
Assured Guaranty Corp. Consolidated Statements of Cash Flows (in thousands of U.S. dollars) (Unaudited)
Assured Guaranty Corp. Notes to Consolidated Financial Statements September 30, 2007 (Unaudited)